Exhibit 21.1
Joby Aviation, Inc.
Significant Subsidiaries
(as of December 31, 2023)

Subsidiary Name	Jurisdiction of Incorporation or Organization
Domestic
Joby Aero, Inc.	Delaware
Joby Elevate, Inc.	Delaware
Joby Manufacturing, Inc.	Delaware
Joby Motors, LLC	Delaware
Geordi, LLC	Delaware
Avionyx, Inc.	Florida
International
Joby Metal Shenzhen Co., Ltd.	PRC
Joby Germany GmbH	Germany
Avionyx, S.A.	Costa Rica
H2Fly GmbH	Germany